UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number: 1-4682

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Thomas & Betts Corporation

Employees’ Investment Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Thomas & Betts Corporation
8155 T&B Boulevard
Memphis, Tennessee 38125

THOMAS & BETTS CORPORATION
EMPLOYEES’ INVESTMENT PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Retirement Plans Committee of Thomas & Betts Corporation
Thomas & Betts Corporation Employees’ Investment Plan:

We have audited the accompanying statements of net assets available for benefits of Thomas & Betts Corporation Employees’ Investment Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for each of the years in the three-year period ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Thomas & Betts Corporation Employees’ Investment Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for each of the years in the three-year period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i — schedule of assets (held at end of year) as of December 31, 2010 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2010 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2010 financial statements taken as a whole.

/s/  KPMG LLP
Memphis, Tennessee
June 27, 2011

THOMAS & BETTS CORPORATION
EMPLOYEES’ INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2010	2009
	(In thousands)

PLAN ASSETS
Investments at fair value:
Mutual funds	$175,802	$155,551
Collective trust fund	43,714	40,704
Thomas & Betts Corporation stock fund	15,959	12,468

Total investments at fair value	235,475	208,723

Receivables:
Contributions by participants	—	274
Contributions by employer	—	169
Notes receivable from participants	5,586	5,785

Total receivables	5,586	6,228

Net assets available for benefits before adjustment	241,061	214,951
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,714)	(879)

NET ASSETS AVAILABLE FOR BENEFITS	$239,347	$214,072

See accompanying notes to financial statements.

THOMAS & BETTS CORPORATION
EMPLOYEES’ INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years Ended December 31,
	2010	2009	2008
	(In thousands)

Investment income (loss):
Interest and dividends	$4,740	$4,517	$5,466
Net appreciation (depreciation) in fair value of investments:
Net realized gain (loss) on sales of investments	1,938	(3,777)	(2,601)
Unrealized appreciation (depreciation) of investments	18,963	36,388	(53,212)

	20,901	32,611	(55,813)

Total investment income (loss)	25,641	37,128	(50,347)
Interest income on notes receivable from participants	321	375	409
Contributions:
Participants	13,883	10,843	11,136
Employer	6,591	6,021	5,521

Total contributions	20,474	16,864	16,657
Assets received from plan mergers	—	—	40,299

Total additions	46,436	54,367	7,018

Administrative expenses	(120)	(88)	(78)
Withdrawals	(21,041)	(21,432)	(16,444)

Net increase (decrease)	25,275	32,847	(9,504)
Net assets available for benefits:
Beginning of year	214,072	181,225	190,729

End of year	$239,347	$214,072	$181,225

See accompanying notes to financial statements.

THOMAS & BETTS CORPORATION
EMPLOYEES’ INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

Note 1:	Plan Description

General

The Board of Directors of Thomas & Betts Corporation (the “Corporation”) adopted the Thomas & Betts Corporation Employees’ Investment Plan (the “Plan”) effective July 1, 1984. The participants in the Plan are eligible employees of the Corporation and its participating subsidiaries. Eligibility, participation, enrollment, contributions, vesting, forfeitures, loans, withdrawals, distributions, and other Plan provisions are described in detail in the Plan document.

Events Affecting the Corporation and the Plan

Contributions Related to Change in Pension Benefits

During the fourth quarter of 2009, the Board of Directors of the Corporation approved a plan to discontinue the future accrual of benefits for participants in one of the Corporation’s major domestic pension plans (“The Thomas & Betts Pension Plan”) after December 31, 2010. The Plan was amended to provide a nonelective employer contribution to all eligible employees beginning January 1, 2011. In addition, the Plan amendment will provide certain employees an additional employer contribution (“transition benefit”) during 2011 and 2012.

Acquisitions and Mergers

On January 26, 2010, the Corporation acquired JT Packard & Associates, Inc. (“JT Packard”). During 2010, the Corporation amended the Plan to permit participation by the former employees of JT Packard effective January 26, 2010.

On January 17, 2008, the Corporation acquired Homac Mfg. Company (“Homac”). Eligible employees of Homac continued to actively participate in the Homac Mfg. Company Profit Sharing Retirement Plan (the “Homac Plan”) until the last payroll period ending before July 1, 2008. Effective July 1, 2008, eligible covered employees at the former Homac locations became participants in the Plan. On July 15, 2008, the Homac Plan was merged into the Plan, and the net asset balance of the Homac Plan of $9.3 million was transferred to the Plan.

On November 5, 2007, the Corporation acquired The Lamson & Sessions Co. (“LMS”). Eligible employees of LMS continued to actively participate in The Lamson & Sessions Co. Deferred Savings Plan (the “LMS Plan”) until the last payroll period ending in 2008. On December 31, 2008, the LMS Plan was merged into the Plan, and the net asset balance of the LMS Plan of $31.0 million was transferred to the Plan.

Contributions by Participants and Employer

An eligible covered employee may elect to authorize before-tax contributions in an amount equal to any whole percentage of their compensation up to 30% each payroll period subject to certain limitations; however, highly compensated employees (“HCEs”), as defined, are generally limited to before-tax contributions of 5% of their compensation in each payroll period.

The Plan was amended effective April 1, 2009 to provide that covered employees hired or rehired after that date who have not made a voluntary deferral election will be automatically

THOMAS & BETTS CORPORATION
EMPLOYEES’ INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

enrolled in the Plan. As part of automatic enrollment, the participant shall be deemed to have made a before-tax deferral election of 3% of compensation beginning with the first payroll period ending on or after the 60th day of employment. The deemed election may be changed or revoked by the covered employee at any time subsequent to automatic enrollment.

In general, for eligible covered employees, the Corporation matches 75% of a participant’s before-tax contributions up to 3% of compensation and 50% of the amount of a participant’s before-tax contributions over 3% and up to 5% of compensation, subject to regulatory limitations (“the general employer match”).

Bargaining employees formerly of Power Solutions (“PS”) and Joslyn Hi-Voltage (“JHV”) receive a match of 50% of their before-tax contributions up to 6% of compensation.

A participant who has attained age 50 before the end of a Plan year may also elect to make before-tax catch-up contributions. The Corporation does not make matching contributions with respect to any catch-up contributions.

Nonelective Contributions by Employer

Generally, employees of the Corporation who are ineligible to receive benefits under The Thomas & Betts Pension Plan will receive a nonelective employer contribution equal to 3% of compensation (“3% nonelective contribution”) and an additional 2% of compensation in excess of the Social Security Taxable Wage Base in effect at the beginning of the calendar year.

Participant Accounts

Each participant’s separate account is credited with the participant’s and employer contributions, allocations of earnings (loss) on the account and allocations of administrative expenses. Allocations of earnings (loss) and expenses are based upon the market activity and fees of the investment options selected by the participant.

Vesting

A participant vests in employer contributions at the end of each year starting with the second year of vesting service, at the rate of 25% each year (fully vested after five years). A participant in the Plan whose employment terminates for any reason before his or her death, attainment of age 60, or total and permanent disability is entitled to receive the vested portion of his or her employer contribution account, adjusted for Plan earnings or losses thereon. A participant is entitled to receive 100% of the participant’s own contributions, adjusted for Plan earnings or losses thereon.

Forfeitures

Employees of certain entities acquired by the Corporation have a 100% non-forfeitable right to the amounts in their accounts attributable to transferred contributions from the acquired entity’s plan and, in certain cases, to the amount in their former employer contribution accounts.

Under the provisions of the Plan, unvested employer contributions are subject to forfeiture at the time a participant has a severance of employment. Unallocated forfeitures are invested in the

THOMAS & BETTS CORPORATION
EMPLOYEES’ INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

Vanguard Prime Money Market Fund and such forfeitures and related earnings, if any, can reduce future employer contributions. Forfeitures used to offset employer contributions totaled $0.3 million, $0.4 million and $0.3 million during the plan years ended December 31, 2010, 2009 and 2008, respectively. The Plan held unallocated forfeitures of $0.5 million and $0.3 million at December 31, 2010 and 2009, respectively.

Investment Funds

Assets of the Plan are held in the following funds. The following descriptions were obtained from the respective investment managers.

Domestic Equity Mutual Funds:

(1)	Vanguard 500 Index Fund — invests in the common stock of major corporations, with the view to achieve a return on investments equal to the Standard & Poor’s 500 index.
(2)	Vanguard U.S. Growth Fund — invests mainly in large-capitalization stocks of companies based in the United States.
(3)	Vanguard Windsor II Fund — invests in undervalued, income-producing stocks, characterized by above-average income yields and below-average price/earnings ratios relative to the stock market.
(4)	Vanguard PRIMECAP Fund — seeks long-term capital appreciation, using a fundamental approach to invest in growth-oriented companies at attractive valuation levels, generally large- and mid-capitalization stocks.
(5)	Vanguard Explorer Fund — invests in a diversified group of small-company stocks with prospects for above-average growth.
(6)	Vanguard Extended Market Index Fund — utilizes a passive management or indexing approach which seeks to track the performance of the Standard & Poor’s Completion Index, a broadly diversified index of stocks of small and medium-size U.S. companies.
(7)	Vanguard Capital Opportunity Fund — invests mainly in U.S. stocks, with an emphasis on companies that have prospects for rapid earnings growth.
(8)	Vanguard Growth Index Fund — utilizes a passive management or indexing approach which seeks to track the performance of the MSCI US Prime Market Growth Index, a broadly diversified index representing large U.S. companies.
International Equity Mutual Fund:

(9)	Vanguard International Growth Fund — invests in the stocks of companies located outside the United States with above-average growth potential.

Life Cycle /Target Date Mutual Funds:

Year Investors Plan to Retire

(10)	Vanguard Target Retirement 2005 Fund — invests in other Vanguard mutual funds with asset allocations becoming more conservative over time as investors plan to retire.	Before 2008

THOMAS & BETTS CORPORATION
EMPLOYEES’ INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

Year Investors Plan to Retire

(11)	Vanguard Target Retirement 2010 Fund — invests in other Vanguard mutual funds with asset allocations becoming more conservative over time as investors plan to retire.	Between 2008 and 2012
(12)	Vanguard Target Retirement 2015 Fund — invests in other Vanguard mutual funds with asset allocations becoming more conservative over time as investors plan to retire.	Between 2013 and 2017
(13)	Vanguard Target Retirement 2020 Fund — invests in other Vanguard mutual funds with asset allocations becoming more conservative over time as investors plan to retire.	Between 2018 and 2022
(14)	Vanguard Target Retirement 2025 Fund — invests in other Vanguard mutual funds with asset allocations becoming more conservative over time as investors plan to retire.	Between 2023 and 2027
(15)	Vanguard Target Retirement 2030 Fund — invests in other Vanguard mutual funds with asset allocations becoming more conservative over time as investors plan to retire.	Between 2028 and 2032
(16)	Vanguard Target Retirement 2035 Fund — invests in other Vanguard mutual funds with asset allocations becoming more conservative over time as investors plan to retire.	Between 2033 and 2037
(17)	Vanguard Target Retirement 2040 Fund — invests in other Vanguard mutual funds with asset allocations becoming more conservative over time as investors plan to retire.	Between 2038 and 2042
(18)	Vanguard Target Retirement 2045 Fund — invests in other Vanguard mutual funds with asset allocations becoming more conservative over time as investors plan to retire.	Between 2043 and 2047
(19)	Vanguard Target Retirement 2050 Fund — invests in other Vanguard mutual funds with asset allocations becoming more conservative over time as investors plan to retire.	Between 2048 and 2052
(20)	Vanguard Target Retirement Income Fund — invests in other Vanguard mutual funds with asset allocations designed for investors currently in retirement.

THOMAS & BETTS CORPORATION
EMPLOYEES’ INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

Balanced Mutual Fund:

(21)	Vanguard Wellington Fund — invests 60% to 70% of its assets in common stocks of established medium-size and large companies, commonly referred to as value stocks. Remainder of assets invested mainly in fixed income securities, such as corporate bonds and U.S. Government securities.
Fixed Income Mutual Fund:

(22)	Vanguard Total Bond Market Index Fund — utilizes a passive management or indexing approach which seeks to track the performance of the Barclays Capital U.S. Aggregate Bond Index, which measures a wide spectrum of public, investment-grade, taxable, fixed income securities in the United States.
Money Market Mutual Fund:

(23)	Vanguard Prime Money Market Fund — invests in high-quality, short-term securities with the goal to maintain the $1 value of its shares while providing income. This fund is not an available investment option for participants. The Plan authorizes this investment fund for unallocated forfeitures only.
Collective Trust Fund:

(24)	Vanguard Retirement Savings Trust — collective trust fund that invests in investment contracts issued by insurance companies and commercial banks, and similar types of fixed principal investments.
Thomas & Betts Corporation Stock Fund:

(25)	Thomas & Betts Corporation Stock Fund — invests in common stock of the Corporation and a Vanguard money market fund.

Generally, each participant may direct contributions in any one or more of the above funds. Each participant may change the amount and allocation of his or her contribution or reallocate existing balances among funds by notifying The Vanguard Group, Inc., the Plan’s recordkeeper, on any business day. The appropriate Vanguard Target Retirement Fund is the default investment for participants who fail to make an investment election for contributions.

Participant Loans

The Plan permits active participants with vested accrued benefits, excluding nonelective employer contributions, of at least $2 thousand to borrow directly from their account. Participants may borrow a minimum of $1 thousand, up to a maximum of the lesser of $50 thousand or 50% of their vested accrued benefit, after excluding nonelective employer contributions, for a period of up to 5 years. Participants may not have more than one outstanding loan at any time. The interest rate charged is generally one percentage point greater than the prime rate on the first business day of the month in which the loan is granted. This rate does not change for the life of the loan. Loan repayments credited to a particular account of a participant are reinvested in proportion to the participant’s most recent investment directive. Participant loans are recorded at amortized cost and are presented as “Notes receivable from participants” on the statements of net assets available for benefits. There were 1,065 participants with loans outstanding as of December 31, 2010.

THOMAS & BETTS CORPORATION
EMPLOYEES’ INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

As a result of the Homac Plan and LMS Plan mergers, the Plan has outstanding loans with maturity dates in excess of 5 years. Participant loans outstanding in the Homac Plan and the LMS Plan on the date of the respective plan merger will continue to be subject to the loan provisions of those plans. The Homac Plan allowed loans for a period up to 10 years and the LMS Plan allowed loans for a period up to 15 years for purchase of a primary residence.

Distributions of Benefits and Withdrawals

An employee who terminates employment for any reason other than death may elect to have his vested balance exceeding $5 thousand distributed as a lump sum, in installments or, to the extent his account is invested in the Thomas & Betts Company Stock Fund, in Corporation common stock. A lump sum distribution is required if the vested balance is $5 thousand or less. In-service distributions and hardship withdrawals are made in accordance with applicable Plan provisions.

Note 2:	Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles (“GAAP”). Certain reclassifications have been made to prior periods to conform to the current year presentation.

Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with U.S. GAAP requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

Payments of Benefits

Benefits are recorded when paid.

Note 3:	Fair Value Measurements

The Plan values its investments at fair value. Fair value is the price received to transfer an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Measuring fair value involves a hierarchy of valuation inputs used to measure fair value. This hierarchy prioritizes the inputs into three broad levels as follows: Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities; Level 2 inputs are quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly; and, Level 3 inputs are unobservable inputs in which little or no market data exists, therefore requiring a company to develop its own valuation assumptions.

THOMAS & BETTS CORPORATION
EMPLOYEES’ INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2010:

	Investments at Fair Value
			Valuation
	Investments at		Techniques
	Fair Value as	Valuation	Incorporating
	Determined by	Techniques	Information
	Quoted Prices	Based on	Other Than
	in Active	Observable	Observable
	Markets	Market Data	Market Data
	(Level 1)	(Level 2)	(Level 3)	Total
	(In thousands)

Mutual funds:
Domestic Equity	$78,114	$—	$—	$78,114
International Equity	14,772	—	—	14,772
Life Cycle/Target Date	34,386	—	—	34,386
Balanced	30,440	—	—	30,440
Fixed Income	17,627	—	—	17,627
Money Market	463	—	—	463
Collective trust fund	—	43,714	—	43,714
Thomas & Betts Corporation stock fund	15,959	—	—	15,959

Total investments at fair value	$191,761	$43,714	$—	$235,475

THOMAS & BETTS CORPORATION
EMPLOYEES’ INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2009:

	Investments at Fair Value
			Valuation
	Investments at		Techniques
	Fair Value as	Valuation	Incorporating
	Determined by	Techniques	Information
	Quoted Prices	Based on	Other Than
	in Active	Observable	Observable
	Markets	Market Data	Market Data
	(Level 1)	(Level 2)	(Level 3)	Total
	(In thousands)

Mutual funds:
Domestic Equity	$72,274	$—	$—	$72,274
International Equity	13,937	—	—	13,937
Life Cycle/Target Date	21,204	—	—	21,204
Balanced	29,798	—	—	29,798
Fixed Income	18,016	—	—	18,016
Money Market	322	—	—	322
Collective trust fund	—	40,704	—	40,704
Thomas & Betts Corporation stock fund	12,468	—	—	12,468

Total investments at fair value	$168,019	$40,704	$—	$208,723

The following is a description of the valuation methodologies used for investments measured at fair value.

Mutual funds:  Fair value represents the net asset value, based on quoted market prices in active markets, of shares held by the Plan at year end.

Collective trust fund:  The collective trust fund is valued at the net asset value per unit as determined by the collective trust as of the valuation date. The Plan has elected as a practical expedient to reflect the collective trust fund on the basis of net asset value. The underlying assets owned by the Vanguard Retirement Savings Trust consist primarily of guaranteed investment contracts. Fair value of guaranteed investment contracts reflects the present value of expected future cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issue.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit- responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. Accordingly, the statements of net assets available for benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statements of changes in net assets available for benefits are prepared on a

THOMAS & BETTS CORPORATION
EMPLOYEES’ INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

contract value basis. Participant benefits could be paid at less than contract value if (1) fair value is less than contract value, (2) there is an event or condition that is outside the normal operation of the plan (for example, a plan termination resulting from a change in control transaction affecting the plan sponsor), (3) plan participants are required to liquidate their investment balances in the guaranteed investment contracts as a result of the event or condition, and (4) the Corporation does not provide 12 months’ notice to Vanguard. The Plan administrator does not believe it is probable that such a sequence of events will occur.

Thomas & Betts Corporation stock fund:  The fund invests primarily in Thomas & Betts Corporation common stock, which is traded on the New York Stock Exchange (NYSE) and is valued at its quoted market price at the daily close of the NYSE. A small portion of the fund is invested in short-term money market instruments.

THOMAS & BETTS CORPORATION
EMPLOYEES’ INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

Note 4:	Investments

The following table presents investments at December 31, 2010 and 2009:

	2010			2009
	Number of			Number of
	shares/units			shares/units
	or principal			or principal
	amount	Fair Value		amount	Fair Value
	(In thousands)

Investments at fair value:
Thomas & Betts Corporation Stock Fund	1,016	$15,959	**	1,067	$12,468	**
Vanguard 500 Index Fund	267	30,952	**	284	29,181	**
Vanguard Wellington Fund	979	30,440	**	1,033	29,798	**
Vanguard Total Bond Market Index Fund	1,663	17,627	**	1,741	18,016	**
Vanguard International Growth Fund	764	14,772	**	820	13,937	**
Vanguard U.S. Growth Fund	626	11,432		677	11,145	**
Vanguard Windsor II Fund	312	8,008		311	7,367
Vanguard PRIMECAP Fund	114	7,478		122	7,272
Vanguard Explorer Fund	96	6,992		96	5,512
Vanguard Extended Market Index Fund	165	6,823		155	5,050
Vanguard Capital Opportunity Fund	158	5,248		184	5,526
Vanguard Growth Index Fund	37	1,181		45	1,221
Vanguard Prime Money Market Fund	463	463		322	322
Vanguard Target Retirement 2005 Fund	18	209		12	132
Vanguard Target Retirement 2010 Fund	109	2,438		101	2,069
Vanguard Target Retirement 2015 Fund	312	3,871		229	2,593
Vanguard Target Retirement 2020 Fund	246	5,436		130	2,596
Vanguard Target Retirement 2025 Fund	438	5,532		263	2,973
Vanguard Target Retirement 2030 Fund	113	2,458		68	1,322
Vanguard Target Retirement 2035 Fund	256	3,356		168	1,949
Vanguard Target Retirement 2040 Fund	114	2,455		52	984
Vanguard Target Retirement 2045 Fund	98	1,316		47	564
Vanguard Target Retirement 2050 Fund	34	724		18	351
Vanguard Target Retirement Income	584	6,591		535	5,671
Vanguard Retirement Savings Trust*	42,000	43,714	**	39,825	40,704	**

Total Investments		$235,475			$208,723

*	The contract value for the Vanguard Retirement Savings Trust was $42.0 million and $39.8 million as of December 31, 2010 and 2009, respectively.

**	Represents 5% or more of the Plan’s net assets.

THOMAS & BETTS CORPORATION
EMPLOYEES’ INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

A summary of net realized gains/losses on sales of investments (based on average cost) for the years ended December 31, 2010, 2009 and 2008 follows:

	Proceeds		Net Realized
	From Sales	Cost	Gain (Loss)
	(In thousands)

2010
Thomas & Betts Corporation Stock Fund	$2,792	$2,253	$539
All other investments	45,704	44,305	1,399

	$48,496	$46,558	$1,938

2009
Thomas & Betts Corporation Stock Fund	$2,438	$2,663	$(225)
All other investments	49,606	53,158	(3,552)

	$52,044	$55,821	$(3,777)

2008
Thomas & Betts Corporation Stock Fund	$2,172	$2,176	$(4)
All other investments	40,526	43,123	(2,597)

	$42,698	$45,299	$(2,601)

A summary of unrealized appreciation (depreciation) of investments for the years ended December 31, 2010, 2009 and 2008 follows:

	Thomas & Betts
	Corporation Stock	All Other
	Fund	Investments	Total
	(In thousands)

Balance at December 31, 2007	$5,106	$16,094	$21,200
Change in unrealized appreciation (depreciation)	(7,630)	(45,582)	(53,212)

Balance at December 31, 2008	(2,524)	(29,488)	(32,012)
Change in unrealized appreciation (depreciation)	4,593	31,795	36,388

Balance at December 31, 2009	2,069	2,307	4,376
Change in unrealized appreciation (depreciation)	3,689	15,274	18,963

Balance at December 31, 2010	$5,758	$17,581	$23,339

THOMAS & BETTS CORPORATION
EMPLOYEES’ INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

During the years ended December 31, 2010, 2009 and 2008, the Plan’s investments, including investments bought and sold, as well as held, during the year, appreciated (depreciated), as follows:

	2010	2009	2008
	(In thousands)

Thomas & Betts Corporation Stock Fund	$4,229	$4,367	$(7,634)
Vanguard 500 Index Fund	3,579	5,486	(12,270)
Vanguard Wellington Fund	2,226	4,525	(9,032)
Vanguard Total Bond Market Index Fund	438	273	34
Vanguard International Growth Fund	1,780	4,000	(6,028)
Vanguard U.S. Growth Fund	1,092	2,827	(5,312)
Vanguard Windsor II Fund	606	1,401	(3,779)
Vanguard PRIMECAP Fund	708	1,883	(1,273)
Vanguard Explorer Fund	1,453	1,485	(904)
Vanguard Extended Market Index Fund	1,349	1,378	(2,303)
Vanguard Capital Opportunity Fund	497	1,757	(2,727)
Vanguard Growth Index Fund	144	271	(324)
Vanguard Target Retirement 2005 Fund	10	16	(55)
Vanguard Target Retirement 2010 Fund	172	232	(385)
Vanguard Target Retirement 2015 Fund	298	378	(596)
Vanguard Target Retirement 2020 Fund	443	367	(597)
Vanguard Target Retirement 2025 Fund	467	474	(645)
Vanguard Target Retirement 2030 Fund	247	250	(448)
Vanguard Target Retirement 2035 Fund	345	366	(521)
Vanguard Target Retirement 2040 Fund	251	175	(154)
Vanguard Target Retirement 2045 Fund	129	92	(92)
Vanguard Target Retirement 2050 Fund	66	68	(78)
Vanguard Target Retirement Income	372	540	(690)

Net appreciation (depreciation) of fair value of investments	$20,901	$32,611	$(55,813)

Security transactions are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. The cost of securities sold is based on the average cost of those securities.

THOMAS & BETTS CORPORATION
EMPLOYEES’ INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

Note 5:	Investment Fund Participation

As of December 31, 2010, the number of participants in each investment fund was as follows:

Number of
Participants

Thomas & Betts Corporation Stock Fund	1,071
Vanguard 500 Index Fund	1,638
Vanguard Wellington Fund	1,226
Vanguard Total Bond Market Index Fund	1,093
Vanguard International Growth Fund	1,109
Vanguard U.S. Growth Fund	869
Vanguard Windsor II Fund	647
Vanguard PRIMECAP Fund	648
Vanguard Explorer Fund	560
Vanguard Extended Market Index Fund	503
Vanguard Capital Opportunity Fund	374
Vanguard Growth Index Fund	192
Vanguard Target Retirement 2005 Fund	25
Vanguard Target Retirement 2010 Fund	76
Vanguard Target Retirement 2015 Fund	165
Vanguard Target Retirement 2020 Fund	239
Vanguard Target Retirement 2025 Fund	297
Vanguard Target Retirement 2030 Fund	292
Vanguard Target Retirement 2035 Fund	303
Vanguard Target Retirement 2040 Fund	261
Vanguard Target Retirement 2045 Fund	223
Vanguard Target Retirement 2050 Fund	248
Vanguard Target Retirement Income	284
Vanguard Retirement Savings Trust	1,629

The number of participants in the Plan was less than the sum of participants shown above because many were participating in more than one fund.

Note 6:	Related-Party Transactions

The trustee of the Plan (Vanguard Fiduciary Trust Company) manages the Plan’s investments. Therefore, transactions involving Vanguard funds qualify as party-in-interest transactions. Fees paid by the Plan for recordkeeping services amounted to $0.1 million for each of the years ended December 31, 2010, 2009 and 2008.

Note 7:	Risks and Uncertainties

Investments of the Plan are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Plan investments include collective trust funds that invest in securities with contractual cash flows, which may include asset-backed and mortgage-backed securities. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real

THOMAS & BETTS CORPORATION
EMPLOYEES’ INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

estate value, delinquencies or defaults, and may be adversely affected by shifts in the market’s perception of the issuers of these securities and changes in interest rates.

Note 8:	Termination

Although it has not expressed any intent to do so, the Board of Directors of the Corporation may terminate the Plan, in whole or in part, or permanently discontinue contributions thereunder for any reason at any time. In the case of such termination or permanent discontinuance of contributions thereunder, the participants become fully vested in their accounts, except to the extent the law or regulations may preclude such vesting in order to prevent discrimination in favor of highly compensated employees.

Note 9:	Income Taxes

The Internal Revenue Service has issued a determination letter dated April 1, 2003 to the effect that the Plan is a qualified plan under Section 401(a) of the Internal Revenue Code, as amended, and the trust established under the Plan is exempt from income tax under Section 501(c) of the Internal Revenue Code. Since the date of this letter, the Corporation has made amendments to the Plan. The Plan administrator and the Plan’s outside tax counsel believe that the Plan is properly designed to be in compliance with the applicable requirements of the Internal Revenue Code. The Plan administrator believes that the Plan is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

U.S. GAAP requires plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. As of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan believes it is no longer subject to income tax examinations for plan years prior to and including the year ended 2006.

Note 10:	Collective Trust Funds

Plan investment options include the Vanguard Retirement Savings Trust, which is a collective trust fund that invests primarily in fully benefit-responsive investment contracts. The underlying assets owned by the Vanguard Retirement Savings Trust consist primarily of guaranteed investment contracts. The interest crediting rate of the guaranteed investment contracts is calculated based upon many factors, including current economic and market conditions, the general interest rate environment, and purchases and redemptions by unit holders. There is no relationship between future crediting rates and the adjustment to contract value reported in the statements of net assets available for benefits. The interest crediting rate resets every quarter based on the performance of the underlying investment portfolio.

The average market yield of the Vanguard Retirement Savings Trust was 3.4% during 2010 and 3.2% during 2009. The actual interest crediting rate to the Vanguard Retirement Savings Trust participants was 3.0% during 2010 and 2.9% during 2009.

Schedule 1

THOMAS & BETTS CORPORATION
EMPLOYEES’ INVESTMENT PLAN

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

As of December 31, 2010

		Current
Identity of Issue	Description	Value
	(In thousands)

*Thomas & Betts Corporation Stock Fund	1,016 units	$15,959
Mutual Funds and Collective Trust Funds:
*Vanguard 500 Index Fund	267 units	30,952
*Vanguard Wellington Fund	979 units	30,440
*Vanguard Total Bond Market Index Fund	1,663 units	17,627
*Vanguard International Growth Fund	764 units	14,772
*Vanguard U.S. Growth Fund	626 units	11,432
*Vanguard Windsor II Fund	312 units	8,008
*Vanguard PRIMECAP Fund	114 units	7,478
*Vanguard Explorer Fund	96 units	6,992
*Vanguard Extended Market Index Fund	165 units	6,823
*Vanguard Capital Opportunity Fund	158 units	5,248
*Vanguard Growth Index Fund	37 units	1,181
*Vanguard Prime Money Market Fund	463 units	463
*Vanguard Target Retirement 2005 Fund	18 units	209
*Vanguard Target Retirement 2010 Fund	109 units	2,438
*Vanguard Target Retirement 2015 Fund	312 units	3,871
*Vanguard Target Retirement 2020 Fund	246 units	5,436
*Vanguard Target Retirement 2025 Fund	438 units	5,532
*Vanguard Target Retirement 2030 Fund	113 units	2,458
*Vanguard Target Retirement 2035 Fund	256 units	3,356
*Vanguard Target Retirement 2040 Fund	114 units	2,455
*Vanguard Target Retirement 2045 Fund	98 units	1,316
*Vanguard Target Retirement 2050 Fund	34 units	724
*Vanguard Target Retirement Income	584 units	6,591
*Vanguard Retirement Savings Trust	42,000 units	42,000	**

Total Funds		233,761
*Participant loans, maturity dates ranging from January 2011 to June 2021, and interest rates ranging from 4.25% to 10.5%		5,586

Total		$239,347

*	Represents parties-in-interest with respect to the Plan.

**	Valued at contract value as the contracts are fully benefit-responsive.

See accompanying report of independent registered public accounting firm.

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Thomas & Betts Corporation
Employees’ Investment Plan

By:	/s/ William E. Weaver, Jr.
William E. Weaver, Jr.
Plan Administrator

Date: June 27, 2011

INDEX TO EXHIBITS

Exhibit
Number	Description

23	Consent of Independent Registered Public Accounting Firm

E-1